OMB APPROVAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Harvard Bioscience, Inc.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-33957	04-3306140
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

84 October Hill Road, Holliston, MA	01746
(Address of Principal Executive Offices)	(Zip Code)

Jeffrey A. Duchemin	(508) 893-8999
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   ☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

Harvard Bioscience, Inc. (“Harvard Bioscience”) has evaluated its current product lines and has determined in good faith that during 2018 it manufactured or contracted to manufacture products as to which columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (herein referred to as “Conflict Minerals”) are necessary to the functionality or production of such products (herein referred to as “Covered Products”). Based on such determination, Harvard Bioscience conducted a reasonable country of origin inquiry, or RCOI, that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola); or were from recycled or scrap sources.

Following the RCOI, Harvard Bioscience exercised due diligence on the source and chain of custody of its applicable products. Information on the RCOI, steps we have taken to exercise due diligence on the source and chain of custody of any Conflict Minerals in the Covered Products and the results of this due diligence, are disclosed in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosure

A copy of Harvard Bioscience’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at: http://investor.harvardbioscience.com/corporate-governance.cfm.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02   Exhibit

Harvard Bioscience, Inc. has filed its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

Forward Looking Statements

This Specialized Disclosure Report on Form SD and the exhibit to this Form SD may contain statements that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). The forward-looking statements are principally contained in Exhibit 1.01 and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about management’s confidence or expectations, and our plans, objectives, expectations and intentions that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “seek,” “expects,” “plans,” “aim,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “intends,” “think,” “potential,” “objectives,” “optimistic,” “strategy,” “goals,” “sees,” “new,” “guidance,” “future,” “continue,” “drive,” “growth,” “long-term,” “projects,” “develop,” “possible,” “emerging,” “opportunity,” “pursue” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that may cause our actual results to differ materially from those in the forward-looking statements include those described under the heading “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, or described in our other public filings. Our results may also be affected by factors of which we are not currently aware. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Harvard Bioscience, Inc.
(Registrant)

/s/ Jeffrey A. Duchemin
By: Jeffrey A. Duchemin, Chief Executive Officer	May 21, 2019